Schedule TO
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EXXON MOBIL CORPORATION
(Name of Subject Company)

KING WIN LAUREL LIMITED
(Names of Filing Persons-offeror)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

30231G102
(Cusip Number of Class of Securities)

Xiufeng Zhang
Director
KING WIN LAUREL LIMITED
31 Maui Pomare Street, Blockhouse Bay
Auckland, New Zealand.
Zip Code: 1007
PHONE: +86-10-133-0111-0526 (Urgent)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)


[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[  ] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


PRESS RELEASE

Date: November 18, 2005

King Win Laurel Limited today makes public announcements:

(1) After the CFIUS approves the proposed tender offer by King Win Laurel Limited to acquire the full control of Exxon Mobil Corporation, the tender offer will be UNCONDITIONAL on the financing arrangement in four weeks after the date on which King Win Laurel Limited obtains the approval from the CFIUS.

(2) After the CFIUS approves the proposed tender offer, King Win Laurel Limited will complete or finish the merger or other business combination with Exxon Mobil Corporation in eight weeks after the date on which King Win Laurel Limited obtains the approval from the CFIUS.

(3) As an independent company without any activity other than the designed purpose to merger with Exxon Mobil, King Win Laurel Limited states that Form 803 under the federal antitrust laws of the United States will NOT have any material effect on King Win Laurel's merger with Exxon Mobil Corporation.

(4) With regard to requirements of the rules under the Exon-Florio provision, King Win Laurel Limited restates:

(a) The proposed tender offer to acquire Exxon Mobil Corporation is just an ordinary merger or acquisition with the general meaning on financial market, and it has no difference from those mergers or acquisitions happened or will happen on market either in the United States or other places over the world;

(b) The proposed tender offer to acquire Exxon Mobil Corporation is only a decision of King Win Laurel Limited itself. It has nothing to do with any agency concerned by the rules under the Exon-Florio provision or any entity of such agencies;

(c) As a common commercial firm on market, King Win Laurel Limited NEVER has any intention, by any means, to affect the national security of the United States either now or in future or after merger with Exxon Mobil Corporation;

(d) As a common commercial firm on market, King Win Laurel Limited
DOES NOT have such capability and capacity, by any means, to affect the national security of the United States either now or in future or after merger with Exxon Mobil Corporation; and

(e) As a common commercial firm on market, King Win Laurel Limited NEVER does any thing, by any means, to affect the national security of the United States either now or in future or after merger with Exxon Mobil Corporation. On the other hand, as an ordinary company on market, it is also unnecessary for King Win Laurel Limited to do such that.



XIUFENG ZHANG
DIRECTOR
KING WIN LAUREL LIMITED


THIS PRESS RELEASE IS FOR INFORMATIONAL
PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE
SOLICITATION OF AN OFFER TO SELL ANY SHARES.
THE SOLICITATION AND THE OFFER TO BUY EXXON
 MOBIL'S COMMON STOCKS AND OPTIONS WILL
ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE
AND RELATED MATERIALS THAT KING WIN LAUREL LIMITED
INTENDS TO FILE WITH SEC ON THE NEXT BUSINESS DAY
AFTER THE DATE ON WHICH IT OBTAINS THE APPROVAL
FROM THE CFIUS, SUBJECT TO THE EXON-FLORIO PROVISION.
KING WIN LAUREL LIMITED HAD FILED A NOTIFICATION
 WITH RESPECT TO THE PROPOSED OFFER WITH THE CFIUS.
STOCKHOLDERS SHOULD READ THESE OFFER MATERIALS
(WHEN AVAILABLE) CAREFULLY BECAUSE THEY CONTAIN
IMPORTANT INFORMATION, INCLUDING THE TERMS AND
CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE
TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS
WITH RESPECT TO THE TENDER OFFER FREE AT
THE SEC WEBSITE AT WWW.SEC.GOV.


SAFE HARBOR STATEMENT
Under the Private Securities Litigation Reform Act of 1995

Information in this release relating to the future prospects of King Win Laurel Limited, which are "forward-looking statements" are subject to certain risks and uncertainties that could cause actual results to differ materially, including, but not necessarily limited to, the following:

(1) The regulatory approval required for the proposed transaction may not be obtained from the CFIUS, and King Win Laurel Limited cannot provide assurance for obtaining the regulatory approval;
(2) Economic, political and market conditions might continue to adversely affect the demand for oil and gas on market over the world;
(3) Effects of legislative and regulatory changes;
(4) Technological changes;
(5) Potentials for increased competition on market;
(6) Such other risks beyond its anticipation that King Win Laurel Limited cannot provide assurance that the offer described in this release will be successfully completed.